Exhibit 99.73

First Phosphate Announces Engagement of Investor Relations Firm

Saguenay, Quebec--(Newsfile Corp. - May 6, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) announces that it engaged Emerging Growth Research LLC (“EGR”) to arrange for the preparation of a research report regarding the Company. In consideration for the services provided, the Company paid EGR a cash fee of US$1,500. The Company has equally engaged RedChip Companies (“RedChip”) to provide investor relations and communications services to the Company. The services provided by RedChip include preparing investor collateral materials, hosting quarterly roadshows, conducting investor outreach activities and media placement. The contract term is from May 2026 to December 2026. In consideration for the services provided by RedChip, the Company has agreed to pay a cash fee of US$10,000 per month, plus approved expenses. Neither RedChip nor EGR have or will receive any warrants or options to purchase securities of the Company under the arrangements disclosed above. EGR is not currently engaged to provide any further services to the Company.

EGR, with its business address at 201 S. Biscayne Blvd., 28th Floor, Miami, FL 33131, can be reached at 305-330-1985 or Info@EmergingGrowth.com. RedChip, with its business address at 431 E Horatio Ave, Suite 100 Maitland FL 32751, can be reached at 1 (800) 733-2447 or info@redchip.com. RedChip and EGR, and their respective principals, are arm’s length to the Company. To the Company’s knowledge, RedChip and EGR are unrelated and unaffiliated entities.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information, please contact:

Bennett Kurtz

CFO, CAO

bennett@firstphosphate.com

Tel : +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the timeframe for the development of the Company’s planned exploration and production activities; and the Company’s plans for vertical integration into North American supply chains. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P205; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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https://www.newsfilecorp.com/release/296315